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                            December 9, 2020

       Oleg Nodelman
       Chief Executive Officer and Chairman
       Panacea Acquisition Corp
       357 Tehama Street, Floor 3
       San Francisco, CA 94103

                                                        Re: Panacea Acquisition
Corp
                                                            Registration
Statement on Form S-4
                                                            Filed November 12,
2020
                                                            File No. 333-250036

       Dear Mr. Nodelman:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-4 Filed November 12, 2020

       Cover Page

   1. We note in the fifth paragraph of the stockholder letter you state that immediately following the closing
of the PIPE investment and the merger that the total number of shares of New Nuvation
Bio common stock expected to be issued in connection with the
                                                        Business Combination is
expected to represent approximately 68.5% of the issued and
                                                        outstanding shares of
New Nuvation Bio Class A common stock and New Nuvation Bio
                                                        Class B common stock.
We further note that you state in the first bullet on page 25 that the stockholders
of Nuvation Bio will own shares of New Nuvation Bio Class A
                                                        common stock and shares
of New Nuvation Bio Class B common stock, representing
                                                        approximately 80.0% of
total shares outstanding assuming no redemptions. Please revise to clarify why these
estimated total share ownership percentages for existing Nuvation Bio
 Oleg Nodelman
Panacea Acquisition Corp
December 9, 2020
Page 2
         stockholders differ immediately following the transactions, or advise. Summary of Proxy Statement/Prospectus
Conditions to Closing, page 16

2. Please amend your disclosure to identify each condition that is subject to being waived.
         Please make conforming changes to your Conditions to Closing discussion beginning on page 246.
Information About Nuvation Bio
Nuvation Bio   s Business
Overview, page 151

3. Regarding the table summarizing your product candidate pipeline on page 152, please:
             Revise to include columns for Phases 2 and 3; and Provide us with your materiality analysis for including DDC3 and
DDC4, which have
            undisclosed indications, in your pipeline.
4. Please revise to remove references to safety and efficacy throughout your filing, such as your statement on page 153 that your PARP-AR DDC is able to kill prostate cancer cells resistant to current therapies, as these determinations are the exclusive authority of the FDA or other regulators.
Strategy, page 154

5. We note your statement in the first bullet point that you may leverage a potentially accelerated approval pathway for NUV-422, as well as your statement regarding accelerated pathways for future product candidates in the third bullet point. Please state which pathways you are referring to, and the basis for your belief that they will be available to you.
6. We note that you describe your medicinal chemistry capabilities as "world class" in the third bullet point on page 155. Please revise your disclosure to explain the basis for this statement.
Intellectual Property, page 180

7. Please expand to disclose the material foreign jurisdictions where you have pending patent applications.
8. Please revise to describe the material terms of the collaboration agreement you reference
FirstName LastNameOleg Nodelman
       on page 49, including the rights and obligations of each party, any payment terms
Comapany    NamePanacea
       including           Acquisition
                 upfront, milestone  andCorp
                                         royalty payments, the royalty term,
and term and
       termination
December           provisions.
           9, 2020 Page  2
FirstName LastName
 Oleg Nodelman
FirstName LastNameOleg
Panacea Acquisition Corp Nodelman
Comapany9,
December  NamePanacea
             2020        Acquisition Corp
December
Page 3    9, 2020 Page 3
FirstName LastName
Employees, page 196

9. Please expand your disclosure to include a description of your human capital resources, including any human capital measures or objectives that you focus on in managing your business. Refer to Regulation S-K Item 101(c)(2)(ii).
Nuvation Bio   s Executive Compensation
Employment Arrangements with Executive Officers, page 198

10. We note Nuvation Bio has employment arrangements with its executive officers and that these executive officers will continue to serve as executive officers of New Nuvation Bio.
         Please expand your disclosure to describe the material terms of such employment agreements and file the offer letters embodying the employment arrangements with each of your executive officers as an exhibit to the registration statement. See Item 601(b)(10)
         of Regulation S-K for guidance.
Critical Accounting Policies and Significant Judgments and Estimates, page 209

11. We note the various issuances of stock options discussed on pages F-33 and F-35. Please expand your critical accounting policy disclosures to provide high level details regarding the methodologies and approaches used to value your common stock including the nature of the material assumptions involved. Please discuss the results of any third party valuations and whether these corroborated internal valuations performed. Finally, provide additional detail regarding the extent to which recent sales of preferred stock and/or common stock in arms-length transactions represented significant inputs to provide investors with context of the extent to which your estimates were complex and subjective.
Background of the Business Combination, page 221

12. We note your disclosure that you engaged in due diligence with six potential targets other than Nuvation Bio. Please expand the discussion to describe how the consideration of these target businesses progressed and disclose the reasons why these alternative targets were not ultimately pursued.
Recommendation of the Panacea Board of Directors and Reasons for the Business Combination, page 229

13. We note your disclosure on page 230 that Panacea's management team conducted a valuation analysis that the board reviewed in determining whether to recommend the merger. Please expand your disclosure to describe the analyses performed, including comparables selected for evaluation, the Nuvation valuation reviewed as part of the review, as well as the assumptions underlying such analyses and the resulting valuation or valuation range resulting from the analyses.
14. Please also address, in your discussion of the financial analyses here or elsewhere as appropriate, how the board determined that the business combination had a fair market
 Oleg Nodelman
Panacea Acquisition Corp
December 9, 2020
Page 4
      value of 80% of the balance of the funds in the trust account at the time the parties executed the merger agreement. Please include the material details of the specific analyses used, what sources of information were used to make the determination, and any quantitative or qualitative factors considered.
Notes to Consoldated Financial Statements
Note 10 - Common Stock
Issuance of Shares for Acquired In-Process Research & Development, page F-15

15. The disclosure here appears to describe the intellectual property rights with respect to specified drug development programs acquired from GiraFpharma LLC under the Asset
      Acquisition Agreement discussed on page 266. Please address the following:

             tell us how you have accounted for the patent applications and various other intellectual property rights and assets acquired from Dr. Hung as described in the
           "Common Stock Purchase Agreement" discussed on page 267 and clarify the consideration provided.
             describe the relationship between Girapharma LLC and Dr. Hung prior to the transaction.
             tell us why you do not disclose GiraFpharma LLC as a related party, as defined in the
           FASB Master Glossary.
             revise the financial statements to more clearly label related party transactions as contemplated in ASC 850-10-50 and the example in Rule 4-08(k) of Regulation S-X.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Gary Newberry at 202-551-3761 or Kevin Kuhar at 202-551-3662 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                           Sincerely,
FirstName LastNameOleg Nodelman
                                                           Division of
Corporation Finance
Comapany NamePanacea Acquisition Corp
                                                           Office of Life
Sciences
December 9, 2020 Page 4
cc:       Gregg A. Noel
FirstName LastName